Mail Stop 7010

      January 10, 2006

via U.S. mail and facsimile

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

      Re:	Great Lakes Dredge & Dock Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      Forms 8-K filed February 1, 2005 and April 26, 2005
      File No. 333-64687

Dear Mr. Mackie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief